November 29, 2024

Sean D. Goodman
Executive VP, International Operations, CFO and Treasurer
AMC Entertainment Holdings, Inc.
One AMC Way, 11500 Ash Street
Leawood, KS 66211

       Re: AMC Entertainment Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-33892
Dear Sean D. Goodman:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services